December 10, 2024

Kwan Ngai
Chief Executive Officer
Top Win International Ltd
33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong

       Re: Top Win International Ltd
           Registration Statement on Form F-1
           Filed November 25, 2024
           File No. 333-283448
Dear Kwan Ngai:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2024 letter.

Form F-1 filed November 25, 2024
Description of Share Capital, page 94

1.     We note your disclosure on pages 4, 48, and 49 regarding the November
20,
       2024 2000-to-1 share split/share subdivision. Please provide a discussion of this share split here and revise the disclosure accordingly. Refer to Item 10(A)(6) of Form 20-F.
General

2. We note your revised disclosure and response pursuant to prior comment 2 and reissue in part. Where you discuss the applicability of PRC/Hong Kong laws to your business on page 28, please disclose if you relied on the opinion of your Hong Kong counsel, Stevenson, Wong & Co. If not, please explain why. Please also explain here, as you do on the cover page, why you did not rely on an opinion from PRC counsel.
 December 10, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Yarona L. Yieh